EXHIBIT 99
                        CENTURY PARK PICTURES CORPORATION
                           ANNUAL REPORT ON FORM 10KA
                      FOR PERIOD ENDING SEPTEMBER 30, 1999

                             LINGATE FINANCIAL GROUP
                        8301 Golden Valley Road Suite 210
                              Minneapolis, MN 55427
                          612-546-8201 FAX 612.546.1147

                              WITHOUT ATTACHEMENTS

December 9, 1998


Thomas K. Scallen
Century Park Pictures
4701 IDS Center
Minneapolis, MN 55402

Dear Thomas:

I enjoyed meeting with you and Mr. Ron Leckelt to discuss International Theatres Corporation and its operation of Chanhassen Dinner Theaters. You have asked me for a market analysis to determine the likely current market value if the Chanhassen business was to be sold. I have reviewed the financial statements, budgets, projections, daily cash flow analysis, 10K, 10Qs, and various statistical reports supplied to me by you as well as historical data I have obtained from Jean Martinson (controller at Chanhassen Dinner theaters). Although it would be impractical for me to supply you with the details of my work in arriving at an opinion, I have nevertheless detailed important observations and assumptions which I relied upon and I have attached them here for your review.
It is my opinion that the marketplace would be unwilling to pay any amount for the stock of International Theatres Corporation if it were to be burdened with the full $2,064,000 of debt it carried as of the 9-30-98 Fiscal Year End. The operation has only made a profit once in recent history. It would take substantial earnings to cover the liabilities, and, further, I have made an optimistic projection assuming operating income three and one half times as great as the projected earnings and the company still has no value. I invite you to review my calculations attached.
On another matter, Ron Leckelt has supplied me with financial statements on a company known as ":Willy Bietak Productions Inc. Ron has asked me to advise you whether I thought there would be a market for 30% interest in this company, and at what value. This company has a negative net worth and lost money last year. While it is possible that the company possesses intangible values that are not represented on the financial statements, it seems unlikely that such values could be significant enough to over come the loss history, negative net worth and minority discounts associated with the ultimate market value determination. If you would like me to look into this matter further, please advise.

Sincerely,


Michael P. Hannon
President